Exhibit (a)(1)(D)

COMMUNICATION TO ALL ELIGIBLE EMPLOYEES FROM J. DARBY

SERÉ, OUR CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF

EXECUTIVE OFFICER, DATED DECEMBER 7, 2010

To:	Eligible GeoMet Employees

From:	J. Darby Seré, Chairman of the Board, President and Chief Executive Officer

Date:	December 7, 2010

Re:	Employee Stock Option Exchange Program

As previously announced to you, GeoMet’s stockholders approved our proposal to implement a stock option exchange program at our annual stockholders’ meeting on November 9, 2010. We are pleased to announce that today we are launching the stock option exchange program.

Specifically, we are making an offer (the “Offer”) to allow eligible GeoMet employees to exchange existing options that have an exercise price greater than $5.00 per share for new shares of restricted stock (“Shares”) on the expiration date of the Offer (the “Option Exchange Program”).

To participate in the Option Exchange Program, you may elect to surrender your eligible options for cancellation, and new Shares will be granted to you on the same U.S. business day as the expiration of the Offer. We will deliver the restricted stock agreement evidencing your new Shares to you soon thereafter.

This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission. By making it possible to exchange your underwater options for new Shares, we intend to provide you an opportunity to receive an equity incentive that may provide greater value to you in the future.

NO GEOMET EMPLOYEE OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH A PROFESSIONAL FINANCIAL OR TAX ADVISOR AS PART OF YOUR DECISION MAKING PROCESS. WE MAKE NO REPRESENTATIONS TO EMPLOYEES REGARDING THE FINANCIAL AND TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFER.

Please take the time to carefully review the following information and instructions. If you would like to participate in the program, you will need to submit your election form by the expiration of the Offer, which is currently scheduled for 5:00 p.m. Central Time, January 5, 2011. Additional details regarding the mechanics of participation are described below.

You are eligible to participate in the Option Exchange Program only if you are an active employee as of the commencement date of this Offer and you remain an active employee through the expiration date of this Offer. You must hold at least one eligible option on December 7, 2010 to participate in the Offer.

You are an “active employee” if you are an employee of GeoMet or GeoMet’s subsidiaries. An employee is not an “active employee” if he or she (i) is on a “garden leave” or other leave that will result in a termination of employment with GeoMet or one of GeoMet’s subsidiaries, (ii) has provided a notice of resignation; or (iii) has received a notice of termination of employment from GeoMet or one of GeoMet’s subsidiaries.

You will be able to make your election to participate in the Option Exchange Program using the Election Form included in the offering materials provided with this communication. The materials also include a copy of the “Offer to Exchange Certain Outstanding Stock Options for Shares of Restricted Stock” (the “Offer to Exchange”), including an Agreement to Terms of Election filed with the SEC and the form of Restricted Stock Agreement. The information explains the Option Exchange Program in detail and includes potential benefits and risks of participating in the Option Exchange Program. Please review it carefully and weigh your decision with equal care.

If you have questions, please call Stephen M. Smith, our corporate Secretary, who will be able to answer your questions over the phone. There is no need to reply to this message; any questions should be directed to Mr. Smith.

Stephen M. Smith

909 Fannin Street, Suite 1850

Houston, TX 77010

E-mail: ssmith@geometcbm.com

Phone: 1-713-287-2251

You must hold at least one eligible option on December 7, 2010 to participate in the Offer. Additional copies of the offering materials, including an Election Form, are available from us by calling or e-mailing Mr. Smith using the contact information provided above.

The specifics of the program are described in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits, including the Offer to Exchange. The “Schedule TO—Tender Offer Statement Filed with the SEC” is available on the Option Exchange Program website or at the Securities and Exchange Commission’s website at http://www.sec.gov. We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully.

KEY DATES TO REMEMBER:

Commencement Date: The commencement date of the Offer is today, December 7, 2010.

Expiration Date: The Offer expires at 5:00 p.m. Central Time on January 5, 2011 (unless we extend the Offer).

Withdrawal Date: You may withdraw or change your previously submitted election to exchange options at any time on or before 5:00 p.m. Central Time on the Expiration Date, which is currently January 5, 2011. If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

Option Cancellation Date: The eligible options that have been tendered will be cancelled as of January 5, 2011 or, if the Offer is extended, the day of the expiration of the Offer.

Grant Date: The new Shares will be granted on January 5, 2011 or, if the Offer is extended, the day of the expiration of the Offer but will be held by the Corporate Secretary in safekeeping until they are vested.

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